SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Employees and Others)” made public on Tuesday June 24, 2008
2.	English press release entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers)” made public on Tuesday June 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 24, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

June 24, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Granting of Stock Acquisition Rights to Employees and Others)

At the 45th Annual General Meeting of Shareholders of ORIX Corporation held on June 24, 2008, it was resolved to delegate the Board of Directors of the Company to set offering conditions, as shown below, for granting stock acquisition rights as part of a stock option program to employees of the Company, and directors, and employees of subsidiaries and affiliates of the Company.

The granting of stock acquisition rights that has been approved by this resolution for the offering of stock acquisition rights to be determined as per the aforementioned offering conditions for the allocation of stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company has been entrusted to ORIX’s Board of Directors or the executive officer authorized by ORIX’s Board of Directors.

Furthermore, it was announced today in a release entitled “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers)” that ORIX Corporation’s Compensation Committee has resolved to grant stock acquisition rights as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation. The policy for granting stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company and directors and executive officers of the Company as part of a stock option program is the same. Therefore, the details for granting of stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company and directors and executive officers of the Company as part of a stock option program are also the same. The Company is scheduled to decide the exercise price (as stated in 4. (4) below) on July 22, 2008 and the allocation of stock acquisition rights is scheduled for July 23, 2008.

1. Overview of the Stock Option Program:

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Persons to be allocated stock acquisition rights:

Employees of the Company and directors and employees of the subsidiaries etc. of the Company.

The employees of the Company referred to above include persons who overlap as directors, corporate auditors or employees of the Subsidiaries etc. of the Company.

3. The reason for the need to offer persons who acquire the stock acquisition rights under particularly advantageous terms:

To further enhance the motivation of the employees of the Company (please refer to 2.) and the directors and employees of the Subsidiaries etc. of the Company to achieve better business results and to boost further their morale, and to further increase corporate value of the Company, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred to in 2., and as summarized in 4. below.

4. Summary of issuance of stock acquisition rights:

(1) Type and number of shares to be issued pursuant to the grant of stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights.

If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the number of shares to be issued per unit of the stock acquisition rights (hereinafter referred to as the “Number of Shares Granted”) shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the Number of Shares Granted that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment X Ratio of share split or reverse share split

In the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Number of Shares Granted shall be adjusted to the extent reasonable.

(2) The maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be issued shall be 12,200 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall not exceed 122,000 ordinary shares of the Company, provided, however, that if the adjustment to the Number of Shares Granted set forth in 4. (1) has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

(3) Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights

(4) Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the Number of Shares Granted set forth in 4. (1).

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In addition, in the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

(5) The period to be allowed for exercising stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by the executive officer of the Company who has been delegated by the Board of Directors of the Company (hereinafter referred to as the “Commencement Date”) through June 24, 2018.

(6) Terms of exercise of stock acquisition rights

Terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7) Reason for Acquisition of stock acquisition rights

a)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type de-merger agreement or incorporation-type de-merger plan pursuant to which the Company becomes a company to be de-merged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

b)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

(8) Restriction on Acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

(9) Necessary adjustments and changes as to conditions for the exercise of stock acquisition rights, including the shortening of the period where stock acquisition rights can be exercised in an organizational restructuring such as a merger

In the event that there is a merger, de-merger, share-swap, share-transfer or other organizational restructuring provided under the Company Law that takes effect after the conclusion of this General Meeting of Shareholders, or in the event that there are any amendments or repeals of related laws and regulations, the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors may, pursuant to 4. (1) and (4) above, restrict the exercise of stock acquisition rights by shortening the period of time where stock acquisition rights can be exercised and by making other necessary adjustments or changes as to the conditions for the exercise of stock acquisition rights to a reasonable extent.

(10) Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

a)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

b)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in a) above from the limit amount for increase of capital, etc. provided in a) above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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June 24, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Granting of Stock Acquisition Rights to Directors and Executive Officers)

Today it was announced in a meeting of ORIX Corporation’s Compensation Committee held on June 24, 2008, that stock acquisition rights will be granted as part of a stock option program to Directors and Executive Officers of the Company as part of the non-monetary portion of compensation (Articles 409 Section 3 of the Company Law). Furthermore, the granting of stock acquisition rights that has been approved by this resolution for the offering of stock acquisition rights to be determined as per the offering conditions given below for the allocation of stock acquisition rights on July 23, 2008 to individual Directors and Executive Officers of the Company has been entrusted to ORIX’s Board of Directors or the Executive Officer authorized by ORIX’s Board of Directors.

1. Overview of the Stock Option Program:

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 240 of the Company Law.

2. Persons to be allocated stock acquisition rights:

Directors and Executive Officers of the Company after the conclusion of the 45th Annual General Meeting of Shareholders, held on June 24th 2008.

3. Summary of issuance of stock acquisition rights:

(1) Type and number of shares to be issued pursuant to the grant of stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights.

If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the number of shares to be issued per unit of the stock acquisition rights (hereinafter referred to as the “Number of Shares Granted”) shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the Number of Shares Granted that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment X Ratio of share split or reverse share split

In the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Number of Shares Granted shall be adjusted to the extent reasonable.

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(2) Number of stock acquisition rights to be issued

3,480. However, if the adjustment to the Number of Shares Granted set forth in 3. (1) has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

(3) Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights. This condition does not apply for an issuance under advantageous terms.

(4) Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the Number of Shares Granted set forth in 3. (1).

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In addition, in the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

(5) The period to be allowed for exercising stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by the executive officer of the Company who has been delegated by the Board of Directors of the Company (hereinafter referred to as the “Commencement Date”) through June 24, 2018.

(6) Terms of exercise of stock acquisition rights

Terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7) Reason for Acquisition of stock acquisition rights

a)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type de-merger agreement or incorporation-type de-merger plan pursuant to which the Company becomes a company to be de-merged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

b)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

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(8) Restriction on Acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

(9) Necessary adjustments and changes as to conditions for the exercise of stock acquisition rights, including the shortening of the period where stock acquisition rights can be exercised in an organizational restructuring such as a merger

In the event that there is a merger, de-merger, share-swap, share-transfer or other organizational restructuring provided under the Company Law that takes effect after the conclusion of this General Meeting of Shareholders, or in the event that there are any amendments or repeals of related laws and regulations, the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors may, pursuant to 3. (1) and (4) above, restrict the exercise of stock acquisition rights by shortening the period of time where stock acquisition rights can be exercised and by making other necessary adjustments or changes as to the conditions for the exercise of stock acquisition rights to a reasonable extent.

(10) Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

a)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

b)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in a) above from the limit amount for increase of capital, etc. provided in a) above.

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About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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